SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934*

QUEST SOFTWARE, INC.

(Name of Issuer)

Common stock, par value $0.001 per share

(Title of Class of Securities)

74834T-10-3

(CUSIP Number)

Blair Flicker, Esq.

c/o Insight Venture Management, LLC

680 Fifth Avenue, 8th Floor

New York, New York 10019

(212) 230-9200

With copies to:

Gordon R. Caplan, Esq.

Morgan D. Elwyn, Esq.

Willkie Farr & Gallagher LLP

787 Seventh Avenue

New York, New York 10019-6099

(212) 728-8000

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

March 8, 2012

(Date of Event Which Requires Filing of This Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§ 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box.  ☐

NOTE: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

*	The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

SCHEDULE 13D

CUSIP No. 74834T-10-3

1	NAME OF REPORTING PERSONS. Expedition Holding Company, Inc.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions) (a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS (See Instructions) OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 0
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 30,523,705[1]
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 30,523,705[1]
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions) ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 35.6% (based on 83,546,877 shares of Common Stock outstanding as of March 5, 2012)
14	TYPE OF REPORTING PERSON (See Instructions) CO

SCHEDULE 13D

CUSIP No. 74834T-10-3

1	NAME OF REPORTING PERSONS. Expedition Merger Sub, Inc.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions) (a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS (See Instructions) OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 0
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 30,523,705[1]
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 30,523,705[1]
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions) ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 35.6% (based on 83,546,877 shares of Common Stock outstanding as of March 5, 2012)
14	TYPE OF REPORTING PERSON (See Instructions) CO

SCHEDULE 13D

CUSIP No. 74834T-10-3

1	NAME OF REPORTING PERSONS. Insight Venture Partners VII, L.P.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions) (a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS (See Instructions) OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 0
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 30,523,705[1]
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 30,523,705[1]
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions) ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 35.6% (based on 83,546,877 shares of Common Stock outstanding as of March 5, 2012)
14	TYPE OF REPORTING PERSON (See Instructions) PN

SCHEDULE 13D

CUSIP No. 74834T-10-3

1	NAME OF REPORTING PERSONS. Insight Venture Partners (Cayman) VII, L.P.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions) (a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS (See Instructions) OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Cayman Islands
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 0
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 30,523,705[1]
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 30,523,705[1]
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions) ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 35.6% (based on 83,546,877 shares of Common Stock outstanding as of March 5, 2012)
14	TYPE OF REPORTING PERSON (See Instructions) PN

SCHEDULE 13D

CUSIP No. 74834T-10-3

1	NAME OF REPORTING PERSONS. Insight Venture Partners (Co-Investors) VII, L.P.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions) (a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS (See Instructions) OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Cayman Islands
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 0
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 30,523,705[1]
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 30,523,705[1]
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions) ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 35.6% (based on 83,546,877 shares of Common Stock outstanding as of March 5, 2012)
14	TYPE OF REPORTING PERSON (See Instructions) PN

SCHEDULE 13D

CUSIP No. 74834T-10-3

1	NAME OF REPORTING PERSONS. Insight Venture Partners (Delaware) VII, L.P.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions) (a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS (See Instructions) OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 0
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 30,523,705[1]
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 30,523,705[1]
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions) ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 35.6% (based on 83,546,877 shares of Common Stock outstanding as of March 5, 2012)
14	TYPE OF REPORTING PERSON (See Instructions) PN

SCHEDULE 13D

CUSIP No. 74834T-10-3

1	NAME OF REPORTING PERSONS. Insight Venture Partners Coinvestment Fund II, L.P.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions) (a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS (See Instructions) OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 0
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 30,523,705[1]
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 30,523,705[1]
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions) ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 35.6% (based on 83,546,877 shares of Common Stock outstanding as of March 5, 2012)
14	TYPE OF REPORTING PERSON (See Instructions) PN

SCHEDULE 13D

CUSIP No. 74834T-10-3

1	NAME OF REPORTING PERSONS. Insight Venture Associates VII, L.P.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions) (a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS (See Instructions) OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 0
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 30,523,705[1]
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 30,523,705[1]
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions) ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 35.6% (based on 83,546,877 shares of Common Stock outstanding as of March 5, 2012)
14	TYPE OF REPORTING PERSON (See Instructions) PN

SCHEDULE 13D

CUSIP No. 74834T-10-3

1	NAME OF REPORTING PERSONS. Insight Venture Associates VII, Ltd.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions) (a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS (See Instructions) OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Cayman Islands
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 0
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 30,523,705[1]
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 30,523,705[1]
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions) ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 35.6% (based on 83,546,877 shares of Common Stock outstanding as of March 5, 2012)
14	TYPE OF REPORTING PERSON (See Instructions) CO

SCHEDULE 13D

CUSIP No. 74834T-10-3

1	NAME OF REPORTING PERSONS. Insight Venture Associates Coinvestment II, L.P.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions) (a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS (See Instructions) OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 0
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 30,523,705[1]
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 30,523,705[1]
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions) ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 35.6% (based on 83,546,877 shares of Common Stock outstanding as of March 5, 2012)
14	TYPE OF REPORTING PERSON (See Instructions) PN

SCHEDULE 13D

CUSIP No. 74834T-10-3

1	NAME OF REPORTING PERSONS. Insight Holdings Group, LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions) (a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS (See Instructions) OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 0
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 30,523,705[1]
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 30,523,705[1]
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions) ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 35.6% (based on 83,546,877 shares of Common Stock outstanding as of March 5, 2012)
14	TYPE OF REPORTING PERSON (See Instructions) OO

Item 1. Security and Issuer

This statement on Schedule 13D (this “Statement”) is being filed on behalf of the Reporting Persons (as defined in Item 2(a) below) with respect to the shares of Common Stock, par value $0.001 per share (the “Common Stock”), of Quest Software, Inc., a Delaware corporation (the “Company”), whose principal executive offices are located at 5 Polaris Way, Aliso Viejo, CA 92656.

Item 2. Identity and Background

(a) This Statement is being filed by the following persons (each a “Reporting Person” and, collectively, the “Reporting Persons”): (i) Expedition Holding Company, Inc., a Delaware corporation (“Parent”); (ii) Expedition Merger Sub, Inc., a Delaware corporation (“Merger Sub”); (iii) Insight Venture Partners VII, L.P., a Delaware limited partnership (“IVP”); (iv) Insight Venture Partners (Cayman) VII, L.P., a Cayman Islands exempted limited partnership (“IVP Cayman”); (v) Insight Venture Partners (Co-Investors) VII, L.P., a Cayman Islands exempted limited partnership (“IVP Co-Investors”); (vi) Insight Venture Partners (Delaware) VII, L.P., a Delaware limited partnership (“IVP Delaware”, and together with IVP, IVP Cayman and IVP Co-Investors, the “Insight VII Funds”); (vii) Insight Venture Partners Coinvestment Fund II, L.P., a Delaware limited partnership (“IVP Coinvestment”, and collectively with the Insight VII Funds, the “Insight Parties”); (viii) Insight Venture Associates VII, L.P., a Delaware limited partnership (“IVA”); Insight Venture Associates VII, Ltd., a Cayman Islands exempted company (“IVA Ltd”); (ix) Insight Venture Associates Coinvestment II, L.P., a Delaware limited partnership (“IVA Coinvestment”); and (x) Insight Holdings Group, LLC, a Delaware limited liability company (“Insight Holdings”). The general partner of each of the Insight VII Funds is IVA, whose general partner is IVA Ltd. The sole shareholder of IVA Ltd is Insight Holdings, which is managed by a three person Board of Managers. The general partner of IVP Coinvestment is IVA Coinvestment, whose general partner is Insight Holdings.

Schedule I hereto, with respect to Parent, Schedule II hereto, with respect to Merger Sub, Schedule III hereto, with respect to Insight Holdings, and Schedule IV hereto with respect to IVA Ltd set forth lists of all the directors and executive officers or persons holding equivalent positions (the “Scheduled Persons”) of each such Reporting Person.

The Reporting Persons are making this single, joint filing because they may be deemed to constitute a “group” within the meaning of Section 13(d)-3 of the Securities Exchange Act, as amended (the “Exchange Act”). The Joint Filing Agreement among the Reporting Persons to file this Statement jointly in accordance with Rule 13d-1(k) of the Exchange Act is attached hereto as Exhibit 99.1 (the “Joint Filing Agreement”).

(b) The address of the principal business and principal office of each of the Reporting Persons is c/o Insight Venture Management, LLC, 680 Fifth Avenue, New York, New York 10019. Schedule I, Schedule II, Schedule III, and Schedule IV hereto set forth the principal business address of each Scheduled Person.

(c) The principal business of each of the Insight Parties is making private equity and related investments. The principal business of IVA is acting as the general partner of the Insight VII Funds. The principal business of IVA Ltd is acting as the general partner of IVA, and other affiliated entities. The principal business of IVA Coinvestment is acting as the general partner of IVP Coinvestment. The principal business of Insight Holdings is acting as the general partner of IVA Coinvestment, and other affiliated entities. Parent and Merger Sub are newly formed entities organized by the Insight Parties for the purpose of making an equity investment in the Company in connection with the Merger (see Item 4 below). Parent is owned by: (i) IVP, holding 38.99% of Parent’s common stock; (ii) IVP Cayman, holding 17.16% of Parent’s common stock; (iii) IVP Co-Investors, holding 0.90% of Parent’s common stock; (iv) IVP Delaware, holding 2.47% of Parent’s common stock; and (v) IVP Coinvestment, holding 40.48% of Parent’s common stock. Merger Sub is a wholly owned subsidiary of Parent. Schedule I, Schedule II, Schedule III, and Schedule IV hereto set forth the principal occupation or employment of each Scheduled Person.

(d) During the last five years, none of the Reporting Persons nor any of the Scheduled Persons has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

(e) During the last five years, none of the Reporting Persons nor any of the Scheduled Persons has been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree, or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violations with respect to such laws.

(f) Parent, Merger Sub, IVP, IVP Delaware, IVP Coinvestment, IVA, IVA Coinvestment and Insight Holdings are organized under the laws of the State of Delaware. IVP Cayman, IVP Co-Investors and IVA Ltd are organized under the laws of the Cayman Islands. Schedule I, Schedule II, Schedule III, and Schedule IV hereto set forth the citizenships of each of the Scheduled Persons who is a natural person.

Item 3. Source and Amount of Funds or Other Consideration

As described in response to Item 4, the shares of Common Stock to which this Statement relates have not been purchased by the Reporting Persons as of the date of this filing, and thus no funds were used for this purpose.

It is anticipated that the funding for the transactions contemplated by the Merger Agreement (the “Transactions”) will consist of a combination of (i) equity financing in the form of cash to be contributed to Parent by the Insight Parties as described in Item 4 below, (ii) equity financing in the form of Rollover Shares (as defined below) to be contributed to Parent as described in Item 4 below, and (iii) debt financing.

As a condition to Parent’s and Merger Sub’s willingness to enter into the Merger Agreement (as defined below), Parent, Merger Sub, the Insight Parties, Vincent C. Smith, the Vincent C. Smith Annuity Trust 2010-1, the Vincent C. Smith Annuity Trust 2010-2 and the

Vincent C. Smith Annuity Trust 2011-1 (such trusts, together with Mr. Smith, the “VS Parties”) entered into that certain Transaction Support Agreement, dated as of March 8, 2012 (the “Transaction Support Agreement”). Pursuant to the Transaction Support Agreement, each VS Party has agreed, among other things, not to transfer, prior to the termination of such agreement, any shares of Common Stock of the Company owned by them (subject to certain exceptions) without the prior written consent of the Insight Parties.

None of the Reporting Persons or the Company paid additional consideration to any of the VS Parties in connection with the execution and delivery of the Transaction Support Agreement.

Item 4. Purpose of Transaction

On March 9, 2012, the Company announced in a press release (the “Press Release”) that it had entered into the Agreement and Plan of Merger, dated as of March 8, 2012, by and among Parent, Merger Sub and the Company (the “Merger Agreement”). The Press Release has been filed as Exhibit 99.1 to the Company’s Current Report on Form 8-K filed on March 9, 2012, and is incorporated herein by reference in its entirety as Exhibit 99.7. Pursuant to the Merger Agreement, at Closing (as defined in the Merger Agreement) and subject to satisfaction or waiver of the conditions set forth therein, Merger Sub will be merged with and into the Company (the “Merger”).

Concurrently with the execution of the Merger Agreement, the Insight Parties, the VS Parties, Parent and Merger Sub entered into a Transaction Support Agreement, pursuant to which the VS Parties agreed not to transfer any shares of Common Stock (subject to certain exceptions) without the prior written consent of the Insight Parties. The parties to the Transaction Support Agreement agreed that the Insight Parties would not permit Parent or Merger Sub to commit to, or enter into any material amendment, modification, waiver or alteration (which shall include any change in price) of the Merger Agreement, the Equity Commitment Letter or he Debt Commitment Letter without prior written consent of the VS Parties (a “Consent Triggering Event”). The Transaction Support Agreement also restricts the VS Parties from disclosing any assumption, information, evaluation or view of Insight or its affiliates or representatives in connection with the Merger, subject to certain exemptions. The Insight Parties, Parent and Merger Sub have agreed that the Transaction Support Agreement will not restrict or prevent Mr. Smith from engaging in or entering into any unsolicited discussions, agreements, understandings or arrangements with any third party regarding the participation by the VS Parties in any other acquisition transaction involving the Company, and does not restrict Mr. Smith from taking or refraining from any action in his capacity as an executive officer or as a member of the Board of Directors of the Company.

In addition, the Transaction Support Agreement provides that on the Closing Date, Parent, the Insight Parties and the VS Parties shall enter into a previously negotiated Stockholders Agreement which includes, among other terms, restrictions on the transfer of securities of Parent, governance provisions and registration rights for certain holders of securities of Parent. Pursuant to the Transaction Support Agreement, Parent has also agreed to loan the VS Parties $120 million, immediately prior to the Closing, which amount will be used by the VS

Parties to repay outstanding indebtedness of the VS Parties encumbering the Rollover Shares (as defined below). Such loan will be secured by 100% of the common stock of Parent held by the VS Parties following the closing of the Merger, and will be recourse to the VS Parties to the extent of 50% of the then outstanding principal amount of such loan plus accrued interest thereon. The interest rate on such loan is subject to further negotiation between the VS Parties and the Insight Parties, and will depend on certain factors, including the current interest rate payable by the VS Parties on the indebtedness encumbering the Rollover Shares and the costs to unwind such indebtedness. Such loan would have the same maturity date as the senior term facility of the Company to be entered into at the Closing, require mandatory prepayment in certain circumstances and shall include customary restrictive covenants and events of default.

The Transaction Support Agreement will automatically terminate on the earliest of (i) the date the Merger is consummated, (ii) the date that the Merger Agreement is validly terminated in accordance with its terms or (iii) the occurrence of a Consent Triggering Event that, to the extent subject to cure, was not subsequently cured by the Insight Parties.

The Transaction Support Agreement does not grant any voting power over any of the VS Parties’ Owned Shares to any of the Insight Parties. Concurrently with the execution of the Merger Agreement and in their capacities as stockholders of the Company, the VS Parties entered into a voting agreement (the “Voting Agreement”) with the Company, pursuant to which they agreed to, among other things, vote their shares in favor of the approval of the Merger Agreement and other proposals necessary to consummate the Merger, unless such Voting Agreement is terminated pursuant to its terms. A copy of the Transaction Support Agreement is attached as Exhibit 99.2 to this Statement and is incorporated by reference herein.

Also, concurrently with the Merger Agreement, the VS Parties entered into a commitment letter (the “Rollover Letter”) with Parent pursuant to which the VS Parties will contribute, prior to the closing and subject to the terms and conditions therein, all of their shares of Common Stock, stock options (other than those 432,982 shares, the economic value of which have been transferred to Mr. Smith’s former spouse pursuant to a domestic relations order) and restricted stock units of the Company (the “Rollover Shares”) to Parent in exchange for equity interests in Parent. A copy of the Rollover Letter is attached hereto as Exhibit 99.3 to this Statement and is incorporated by reference herein.

Pursuant to the terms of the Merger Agreement, at the effective time of the Merger (the “Effective Time”), each share of Common Stock of the Company, issued and outstanding immediately prior to the Effective Time, will be converted into the right to receive $23.00 in cash (the “Merger Consideration”), excluding (1) shares owned by stockholders who have perfected, and not withdrawn a demand for or lost the right to, appraisal rights under Delaware law, (2) treasury shares, (3) shares held by Parent, Merger Sub or any other wholly owned subsidiary of Parent, and (4) the Rollover Shares.

Also, concurrently with the execution of the Merger Agreement, the Insight Parties and the VS Parties delivered a Limited Guaranty (the “Limited Guaranty”) to the Company in respect of certain obligations of Parent and Merger Sub under the Merger Agreement. The Limited Guaranty has been filed as Exhibit 10.1 to the Company’s Current Report on Form 8-K filed on March 9, 2012, and is incorporated herein by reference in its entirety as Exhibit 99.4.

Parent has obtained an equity commitment letter from the Insight Parties (the “Equity Commitment Letter”) and a debt financing commitment from the lenders identified therein (the “Debt Commitment Letter”) for the transactions contemplated by the Merger Agreement. A copy of the Equity Commitment Letter from the Insight Parties is attached as Exhibit 99.5 to this Statement and is incorporated by reference herein. A copy of the Debt Commitment Letter is attached as Exhibit 99.6 to this Statement and is incorporated by reference herein.

Consummation of the Merger is subject to various conditions, including, (i) the affirmative vote by the holders of a majority of the outstanding shares of Common Stock, (ii) the affirmative vote by the holders of a majority of the outstanding unaffiliated shares of Common Stock held by Parent, Merger Sub or any of the VS Parties, (iii) the absence of any law, injunction, judgment or ruling enjoining or prohibiting the Merger, (iv) the accuracy of the representations and warranties made by the parties, (v) the performance by the parties in all material respects of their covenants, obligations and agreements under the Merger Agreement, (vi) the expiration or early termination of the waiting period applicable to the Merger under the Hart-Scott-Rodino Antitrust Improvements Act of 1976, as amended, and the receipt of other required government approvals, (vii) the absence of a material adverse effect on the Company, (viii) that the Common Stock of the Company is listed on The Nasdaq Global Select Market on the Closing Date (as defined in the Merger Agreement), and (ix) certain other customary conditions. Parent is also not required to consummate the Merger until after completion of a marketing period for the financing it is using to fund a portion of the Merger Consideration.

The information disclosed in this paragraph and the preceding paragraphs of this Item 4 is qualified in its entirety by reference to the Merger Agreement, a copy of which has been filed as Exhibit 2.1 to the Company’s Current Report on Form 8-K filed on March 9, 2012, and is incorporated by reference in its entirety as Exhibit 99.8, the Press Release, the Transaction Support Agreement, the Rollover Commitment Letter, the Limited Guaranty, the Equity Commitment Letter and the Debt Commitment Letter, each of which is filed as an exhibit hereto and is incorporated herein by reference.

Other than as described in Item 3 and Item 4 above, and except as otherwise disclosed herein or in the Merger Agreement, the Transaction Support Agreement, the Rollover Commitment Letter, the Limited Guaranty, the Equity Commitment letter or in the Debt Commitment Letter, the Reporting Persons have no present plans or proposals that would relate to or result in any of the matters set forth in subparagraphs (a)-(j) of the instructions to Item 4 of Schedule 13D. The Reporting Persons may at any time review or reconsider their position with respect to the Company and formulate plans or proposals with respect to any of such matters, and may at any time determine to increase or decrease its ownership of Common Stock.

The information required by Item 4 not otherwise provided herein is set forth in Item 3 and is incorporated herein by reference.

Item 5. Interest in Securities of the Issuer

(a) The VS Parties collectively own 30,523,7051 shares of Common Stock. The Reporting Persons, for the purpose of Rule 13d-3 under the Exchange Act, therefore may, by reason of the execution and delivery of the Transaction Support Agreement, be deemed to share beneficial ownership over 30,523,7051 shares of Common Stock, which would represent 35.6% of the Common Stock of the Company issued and outstanding as of March 5, 2012, as disclosed in the Merger Agreement. The Reporting Persons expressly disclaim such beneficial ownership, and nothing herein shall be deemed to be an admission by the Reporting Persons as to the beneficial ownership of such shares.

(b) The Reporting Persons, by reason of the execution and delivery of the Transaction Support Agreement, may be deemed to have shared dispositive power with the VS Parties with respect to 30,523,7051 shares of Common Stock, representing approximately 35.6% of the Common Stock of the Company issued and outstanding as of March 5, 2012, as disclosed in the Merger Agreement. Neither the filing of this Statement nor any of its contents shall be deemed to constitute an admission that any Reporting Person or any of its affiliates is the beneficial owner of any shares of Common Stock for purposes of Section 13(d) of the Exchange Act or for any other purpose. The Reporting Persons do not control the voting of shares held by the VS Parties, and do not possess any other rights as a Company stockholder with respect to such shares.

(c) Except as described in this Statement (including the schedules to this Statement), during the last sixty (60) days there were no transactions in the Common Stock effected by the Reporting Persons.

(d) Except as set forth in this Item 5 and for persons referred to in Item 2 above, no person is known to have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the Common Stock that may be deemed to be beneficially owned by the Reporting Persons.

(e) Not applicable.

Item 6. Contracts, Arrangements, Understandings or Relationships With Respect to Securities of the Issuer.

Pursuant to Rule 13d-1(k) promulgated under the Exchange Act, the Reporting Persons have entered into the Joint Filing Agreement, attached hereto as Exhibit 99.1, with respect to the joint filing of this Statement.

Except as described herein, there are no contracts, arrangements, undertakings or relationships (legal or otherwise) among the persons named in Item 2 above or between such persons and any other person with respect to any securities of the Company.

Item 7. Material to Be Filed as Exhibits

Exhibit 99.1	Joint Filing Agreement, dated March 19, 2012.

Exhibit 99.2	Transaction Support Agreement, dated as of March 8, 2012, by and among the Insight Parties, the VS Parties, Parent and Merger Sub.

Exhibit 99.3	Rollover Commitment Letter, dated as of March 8, 2012, from the VS Parties to Parent.

Exhibit 99.4	Limited Guaranty, dated as of March 8, 2012, from the Insight Parties and VS Parties to Company (incorporated by reference to 10.1 to the Company’s Current Report on Form 8-K filed on March 9, 2012).

Exhibit 99.5	Equity Commitment Letter, dated as of March 8, 2012, from the Insight Parties to Parent.

Exhibit 99.6	Debt Commitment Letter, dated as of March 8, 2012, by and among JP Morgan Chase Bank, N.A., J.P. Morgan Securities, LLC, Royal Bank of Canada, Barclays Bank PLC and Parent.

Exhibit 99.7	Press Release of the Company, dated March 9, 2012 (incorporated by reference to Exhibit 99.1 to the Company’s Current Report on Form 8-K filed on March 9, 2012).

Exhibit 99.8	Agreement and Plan of Merger, dated as of March 8, 2012, by and among Parent, Merger Sub and the Company (incorporated by reference to Exhibit 2.1 to the Company’s Current Report on Form 8-K filed on March 9, 2012).

[1]

Includes an aggregate of 153,440 shares owned by Vincent C. Smith’s (“Mr. Smith”) minor children. Mr. Smith disclaims beneficial ownership of the common shares held by his children. Includes 1,262,459 shares held by Vincent C. Smith Annuity Trust 2010-1, 946,844 shares held by Vincent C. Smith Annuity Trust 2010-2, and 1,275,000 shares held by Vincent C. Smith Annuity Trust 2011-1. Includes 2,239,037 shares issuable upon exercise of stock options that are exercisable within 60 days of March 8, 2012; the economic value of 432,982 of these shares has been transferred to Mr. Smith’s former spouse pursuant to a domestic relations order and Mr. Smith disclaims beneficial ownership of these 432,982 shares.

SIGNATURES

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: March 19, 2012	EXPEDITION HOLDING COMPANY, INC.

	By:	/s/ Michael Triplett
		Name:	Michael Triplett
		Title:	President

Dated: March 19, 2012	EXPEDITION MERGER SUB, INC.

	By:	/s/ Michael Triplett
	Name:	Michael Triplett
	Title:	President

Dated: March 19, 2012	INSIGHT VENTURE PARTNERS VII, L.P.
By: Insight Venture Associates VII, L.P., its general partner
By: Insight Ventures Associates VII, Ltd., its general partner

	By:	/s/ Blair M. Flicker
		Name:	Blair M. Flicker
		Title:	Vice President

Dated: March 19, 2012	INSIGHT VENTURE PARTNERS (CAYMAN) VII, L.P.
	By:	Insight Venture Associates VII, L.P., its general partner
	By:	Insight Venture Associates VII, Ltd., its general partner

	By:	/s/ Blair M. Flicker
		Name:	Blair M. Flicker
		Title:	Vice President

Dated: March 19, 2012	INSIGHT VENTURE PARTNERS VII (CO-INVESTORS), L.P.
	By:	Insight Venture Associates VII, L.P., its general partner
	By:	Insight Venture Associates VII, Ltd., its general partner

	By:	/s/ Blair M. Flicker
		Name:	Blair M. Flicker
		Title:	Vice President

Dated: March 19, 2012	INSIGHT VENTURE PARTNERS (DELAWARE) VII, L.P.
	By:	Insight Venture Associates VII, L.P., its general partner
	By:	Insight Venture Associates VII, Ltd., its general partner

	By:	/s/ Blair M. Flicker
		Name:	Blair M. Flicker
		Title:	Vice President

Dated: March 19, 2012	INSIGHT VENTURE PARTNERS COINVESTMENT FUND II, L.P.
By: Insight Venture Associates Coinvestment II, L.P., its general partner
By: Insight Holdings Group, LLC, its general partner

	By:	/s/ Blair M. Flicker
		Name:	Blair M. Flicker
		Title:	Vice President

Dated: March 19, 2012	INSIGHT VENTURE ASSOCIATES VII, L.P.
	By:	Insight Venture Associates VII, Ltd., its general partner

	By:	/s/ Blair M. Flicker
		Name:	Blair M. Flicker
		Title:	Vice President

Dated: March 19, 2012	INSIGHT VENTURE ASSOCIATES VII, LTD.

		By:	/s/ Blair M. Flicker
		Name:	Blair M. Flicker
		Title:	Vice President

Dated: March 19, 2012	INSIGHT VENTURE ASSOCIATES COINVESTMENT II, L.P.
By: Insight Holdings Group, LLC, its general partner

	By:	/s/ Blair M. Flicker
		Name:	Blair M. Flicker
		Title:	Vice President

Dated: March 19, 2012	INSIGHT HOLDINGS GROUP, LLC

	By:	/s/ Blair M. Flicker
		Name:	Blair M. Flicker
		Title:	Vice President

SCHEDULE I

Expedition Holding Company, Inc.

Name and Position of Officer or Director	Principal Business Address	Principal Occupation or Employment	Citizenship
Michael Triplett, Director	680 Fifth Avenue, 8th Floor New York, NY 10019	Managing Director of Insight Venture Partners	U.S.A.
Richard Wells, Director	680 Fifth Avenue, 8th Floor New York, NY 10019	Managing Director of Insight Venture Partners	U.S.A.

Name and Position of Officer or Director	Principal Business Address	Principal Occupation or Employment	Citizenship
Michael Triplett, President	680 Fifth Avenue, 8th Floor New York, NY 10019	Managing Director of Insight Venture Partners	U.S.A.
Richard Wells, Vice President and Secretary	680 Fifth Avenue, 8th Floor New York, NY 10019	Managing Director of Insight Venture Partners	U.S.A.

SCHEDULE II

Expedition Merger Sub, Inc.

Name and Position of Officer or Director	Principal Business Address	Principal Occupation or Employment	Citizenship
Michael Triplett, Director	680 Fifth Avenue, 8th Floor New York, NY 10019	Managing Director of Insight Venture Partners	U.S.A.
Richard Wells, Director	680 Fifth Avenue, 8th Floor New York, NY 10019	Managing Director of Insight Venture Partners	U.S.A.

Name and Position of Officer or Director	Principal Business Address	Principal Occupation or Employment	Citizenship
Michael Triplett, President	680 Fifth Avenue, 8th Floor New York, NY 10019	Managing Director of Insight Venture Partners	U.S.A.
Richard Wells, Vice President and Secretary	680 Fifth Avenue, 8th Floor New York, NY 10019	Managing Director of Insight Venture Partners	U.S.A.

SCHEDULE III

Insight Holdings Group, LLC

Name and Position of Officer or Director	Principal Business Address	Principal Occupation or Employment	Citizenship
Jeffrey Horing, Manager	680 Fifth Avenue, 8th Floor New York, NY 10019	Managing Director of Insight Venture Partners	U.S.A.
Deven Parekh, Manager	680 Fifth Avenue, 8th Floor New York, NY 10019	Managing Director of Insight Venture Partners	U.S.A.
Peter Sobiloff, Manager	680 Fifth Avenue, 8th Floor New York, NY 10019	Managing Director of Insight Venture Partners	U.S.A.

SCHEDULE IV

Insight Venture Associates VII, Ltd.

Name and Position of Officer or Director	Principal Business Address	Principal Occupation or Employment	Citizenship
Jeffrey Horing, Director	680 Fifth Avenue, 8th Floor New York, NY 10019	Managing Director of Insight Venture Partners	U.S.A.
Blair Flicker, Alternate Director	680 Fifth Avenue, 8th Floor New York, NY 10019	General Counsel and Managing Director of Insight Venture Partners	U.S.A.

Name and Position of Officer or Director	Principal Business Address	Principal Occupation or Employment	Citizenship
Blair Flicker, Vice President and General Counsel	680 Fifth Avenue, 8th Floor New York, NY 10019	General Counsel and Managing Director of Insight Venture Partners	U.S.A.
Mark Lessing, Vice President	680 Fifth Avenue, 8th Floor New York, NY 10019	Chief Financial Officer and Managing Director of Insight Venture Partners	U.S.A.
Deven Parekh, Vice President	680 Fifth Avenue, 8th Floor New York, NY 10019	Managing Director of Insight Venture Partners	U.S.A.